Exhibit 12.1

ARAMARK AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(A)
(Unaudited)
(In thousands)

	Three Months Ended December 30, 2016
Income before income taxes	$178,378
Fixed charges, excluding capitalized interest	81,079
Undistributed earnings of less than 50% owned affiliates	(4,239)
Earnings, as adjusted	$255,218
Interest expense	$66,858
Portion of operating lease rentals representative of interest factor	14,012
Fixed charges	$80,870
Ratio of earnings to fixed charges	3.2	x

(A)
For the purpose of determining the ratio of earnings to fixed charges, earnings include pretax income (loss) from continuing operations plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals).